AND AFFILIATED PARTNERSHIPS

Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2029 Century Park East Suite 1400N Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

September 27, 2019

Via EDGAR Submission

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crescent Reincorporation Sub, Inc.

Registration Statement on Form N-14

Filed September 27, 2019

Accession Number: 0001193125-19-257789

Dear Staff of the Securities and Exchange Commission:

Crescent Reincorporation Sub, Inc., a Maryland corporation, has today filed with the Securities and Exchange Commission a Registration Statement on Form N-14 (the “Registration Statement”), related to the proposed acquisition of Alcentra Capital Corporation by Crescent Capital BDC, Inc. and the reincorporation of Crescent Capital BDC, Inc. into a Maryland corporation by merging with its wholly owned subsidiary, Crescent Reincorporation Sub, Inc.

Based on C&DI 250.02, our view is that Crescent Reincorporation Sub, Inc. will succeed to Crescent Capital BDC, Inc.’s 12(g) registration without the filing of a new registration statement under the Securities Exchange Act of 1934, as amended. Following the reincorporation, Crescent Reincorporation Sub, Inc. intends to continue to file using Crescent Capital BDC, Inc.’s EDGAR page and codes. We also believe that Crescent Reincorporation Sub, Inc. will succeed to Crescent Capital BDC, Inc.’s BDC status without filing a new Form N-54. Crescent Reincorporation Sub, Inc. has also filed a notice of intent to elect to be subject to Sections 55 through 65 of the Investment Company Act of 1940 on Form N-6F to facilitate the filing of the Registration Statement.

Should you have any questions relating to the foregoing, please do not hesitate to call me at (310) 552-4355 or contact me via e-mail at monica.shilling@kirkland.com. We look forward to working with you expeditiously to finalize the document so that the companies can move to obtaining their respective stockholder votes.

Sincerely,

/s/ Monica Shilling

Monica J. Shilling, P.C.

cc:	Jason Breaux - Chief Executive Officer

Crescent Reincorporation Sub, Inc.

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